Exhibit 99.1

Tongjitang Chinese Medicines Company Reports
Fourth Quarter and Full Year 2010 Financial Results

SHENZHEN, China, March 25, 2011 (BUSINESS WIRE) – Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its financial results for the quarter and for the full year ended December 31, 2010.

Financial Results for the Quarter Ended December 31, 2010

●	Net revenue from continuing operationsi increased 33.6% to RMB 188.8 million ($28.6 million)ii, from RMB 141.3 million in the prior year period.
●	Operating income from continuing operations rose to RMB 18.7 million ($2.8 million) from RMB 2.7 million in the prior year period.
●	Net income from continuing operations was RMB 11.4 million ($1.7 million), which yielded earnings from continuing operations per shareiii of RMB 0.11 ($0.02).
●	Total net income attributable to the Company was RMB 13.0 million ($2.0 million), which yielded earnings per ADS of RMB 0.50 ($0.08) and earnings per share of RMB 0.13 ($0.02).
●	Non-GAAP adjusted EBITDA per share was RMB 0.25 ($0.04), compared to RMB 0.14 in the fourth quarter of 2009.

Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, stated, “Our strong revenue performance in the fourth quarter reflects notable and increasing contributions from our major drugs, Xianling Gubao and Jingshu Granules, which were included in the National Essential Drug List (“EDL”), as well as for Moisturizing and Anti-Itching Capsules.  This revenue improvement shows the long-anticipated benefits of the healthcare reform and reflects gradual implementation of the EDL by local governments.  We have started to realize gains from the industry reform and are confident that further implementation will continue to contribute to our long-term success."

Net revenue from continuing operations in the fourth quarter of 2010 increased 33.6% to RMB 188.8 million ($28.6 million) from RMB 141.3 million in the fourth quarter of 2009.  Xianling Gubao sales were RMB 119.1 million ($18.0 million) in the fourth quarter of 2010, compared to RMB 91.4 million in the fourth quarter of 2009.  Net revenue from Moisturizing & Anti-itching Capsules and Zaoren Anshen Capsules increased to RMB 23.0 million ($3.5 million) in the fourth quarter of 2010, compared to RMB 18.7 million in the fourth quarter of 2009.  Net revenue from Jingshu Granules increased to RMB 17.4 million ($2.6 million) in the fourth quarter of 2010, compared to RMB 2.2 million in the fourth quarter of 2009. Net revenue from the Company’s other products remained flat at RMB 29.3 million ($4.4 million) from RMB 29.0 million in the fourth quarter of 2009.

Gross profit from continuing operations increased 27.7% to RMB 105.3 million ($16.0 million) in the fourth quarter of 2010 from RMB 82.5 million in the fourth quarter of 2009.  Gross margin from continuing operations was 55.8% in the fourth quarter of 2010, compared to 58.4% in the same period of 2009.   The gross margin decline mainly reflects increased costs of raw materials related to herbal medicines.  In particular, the cost of San Qi, the major ingredient used in Jingshu Granules, tripled, during the first half of the year.  Although its price has steadied since then, the impact on gross margin became increasingly apparent in the fourth quarter when the Company depleted its inventory and started to consume the higher-cost inventory purchased in the first half of the year for production.  There was also a slight increase in the price of barrenwort, used in the production of Xianling Gubao, in the fourth quarter of 2010.

Operating income from continuing operations in the fourth quarter of 2010 increased to RMB 18.7 million ($2.8 million) from RMB 2.7 million in the fourth quarter of 2009.  Improved operating income was mainly attributable to increased net revenues in the period.

Net income from continuing operations was RMB 11.4 million ($1.7 million), which yielded earnings from continuing operations per share of RMB 0.11 ($0.02).

Total net income attributable to the Company was RMB 13.0 million ($2.0 million), which yielded earnings per ADS of RMB 0.50 ($0.08) and earnings per share of RMB 0.13 ($0.02).

Non-GAAP adjusted EBITDA in the fourth quarter of 2010 increased to RMB 25.7 million ($3.9 million) from RMB 14.8 million in the fourth quarter of 2009.  Non-GAAP adjusted EBITDA per share was RMB 0.25 ($0.04) in the fourth quarter of 2010, compared to non-GAAP adjusted EBITDA per share of RMB 0.14 in the fourth quarter of 2009.  For the fourth quarter of 2010, the number of shares used in the computation of GAAP earnings per share and Non-GAAP adjusted EBITDA per share was 104.1 million, compared to 106.2 million in the prior year period.  Please refer to the Company’s GAAP to non-GAAP reconciliation table provided below for additional details.

Balance Sheet

As of December 31, 2010, the Company's continuing operations had cash and cash equivalents of RMB 195.1 million ($29.6 million).  This compares to RMB 230.4 million as of December 31, 2009 and RMB 244.1 million as of September 30, 2010.

Financial Results for the Full Year Ended December 31, 2010

For the full year ended December 31, 2010, revenues from continuing operations were RMB 544.5 million ($82.5 million), up from RMB 446.3 million for the full year of 2009.  During this same time period, gross profit from continuing operations was RMB 302.5 million ($45.8 million), up from RMB 268.8 million.  Operating income from continuing operations was RMB 6.7 million ($1.0 million) compared to a loss from operations of RMB 12.8 million for the full year of 2009.  Total net loss attributable to the Company was RMB 11.3 million ($1.7 million), or a loss of RMB 0.11 ($0.02) per share, compared to RMB 3.8 million, or RMB 0.03 per share for the full year of 2009.  Net loss per ADS was RMB 0.43 ($0.07) for the full year of 2010, compared to RMB 0.12 for the full year of 2009.  On a year over year basis, weighted average number of shares outstanding for the full year of 2010 was 104.1 million.

Business Updates

•
On November 1, 2010, Tongjitang announced that it had entered into a definitive agreement and plan of merger, or the merger agreement, with Hanmax Investment Limited (“Hanmax”), Fosun Industrial Co., Limited (“Fosun”) and Tonsun International Company Limited (“Tonsun”), a Cayman Islands exempted company, all of the outstanding shares of which are owned by Hanmax and Fosun, as amended on February 21, 2011.  Mr. Xiaochun Wang, Chairman of the Company’s board of directors, Chief Executive Officer of the Company and the beneficial owner of approximately 51% of the Company's outstanding ordinary shares, controls Hanmax. Fosun beneficially owns approximately 32% of the Company's outstanding ordinary shares.

Pursuant to the merger agreement, each ordinary share of the Company (including shares represented by American Depositary Shares, each of which represents four ordinary shares) issued and outstanding immediately prior to the effective time of the merger, other than the ordinary shares and ordinary shares represented by American Depositary Shares owned by Hanmax, Tonsun and Fosun will be cancelled in exchange for the right to receive $1.125 (or $4.50 per American Depositary Share, not including the fees and expenses of the ADS depositary) in cash without interest. The offer represents a 13.6% premium over the closing price of $3.96 per American Depositary Share on October 28, 2010, and a 14.8% premium over the last month volume weighted average closing price of $3.92 per American Depositary Share.

The Company’s Board of Directors, acting upon the unanimous recommendation of a special committee of independent directors, approved the merger agreement and resolved to recommend that the Company’s shareholders vote to adopt the merger agreement. The special committee, which is composed solely of directors unrelated to any of Tonsun, Fosun, Mr. Xiaochun Wang and Hanmax, negotiated and approved the terms of the merger agreement with the assistance of its financial and legal advisors.

•
On February 24, 2011, the Company announced that it has called an extraordinary general meeting of shareholders, to be held at 10:00 a.m. China time on Thursday, March 31, 2011, at the Company's offices on the 5th Floor of Block B at Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, the People’s Republic of China, to consider and vote on the proposal to adopt the merger agreement, dated as of October 29, 2010, as amended on February 21, 2011, among Tongjitang, Hanmax Investment Limited (“Hanmax”), Fosun Industrial Co., Limited (“Fosun”), and Tonsun International Company Limited, under which Tongjitang would be acquired by Hanmax and Fosun.  Shareholders of record as of the close of business on Thursday, March 17, 2011 will be entitled to vote at the extraordinary general meeting.

•
On September 28, 2010, Tongjitang announced that it has entered into a share transfer agreement with Guizhou Huixian Investment Management Company Limited ("GHIMC") to sell 100% of the equity interest in Guizhou Tongjitang Asset Management Company Limited ("GTAM"), which holds Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. and a 95% equity interest in Gui Liquor Co., Ltd., for a total cash consideration of RMB 259.3 million. In connection with these transactions, GHIMC has released Guizhou Tongjitang Pharmaceutical Co., Ltd., the Company’s wholly owned subsidiary, from its obligation to guarantee RMB 105.0 million bank loans of Gui Liquor Co., Ltd.

Pursuant to the share transfer agreement, the purchase price will be payable in four installments of 5%, 5%, 45% and 45%, respectively. As of the date of this press release, the Company has received the first and second installment of RMB 25.9 million from the Buyer.

•
Effective December 2, 2010, Mr. Charles Wang resigned for personal reasons as Chief Financial Officer of the Company, and pending appointment of his permanent replacement, Chief Operating Officer and member of Tongjitang's Board of Directors Mr. Justin Chen has served as the Company's interim Chief Financial Officer.  The Company has commenced an executive search in order to find a replacement.

Conference Call

Tongjitang’s management team will hold a conference call on Monday, March 28, 2011, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong time) following the announcement. Listeners may access the call by dialing the following numbers:

United States toll free:	1-877-941-2321
Hong Kong toll free:	800-908-530
China toll free:	400-1200611
International:	1-480-629-9714

Listeners may access the replay from approximately two hours after the call ends through April 4, 2011 by dialing the following numbers:
United States toll free:	1-877-870-5176
International:	1-858-384-5517
Password:	4426889

An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com.

About Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial information presented in accordance with the United States Generally Accepted Accounting Principles ("GAAP"), the Company also discloses unaudited and non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per share, which are non-GAAP financial measures that exclude depreciation and amortization, interest (income) expense, income tax (benefit) expense, loss (gain) from discontinued operations (net of tax), gain on disposal of subsidiaries (net of tax) and share-based compensation expenses recorded under FASB ASC Subtopic 718 – 10 Compensation – Stock Compensation: Overall (Pre-codification: SFAS No. 123(R), Share-Based Payment).  The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors.  The non-GAAP information is not prepared or disclosed in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies.  The presentation of this additional information should not be considered a substitute for the GAAP results.  A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future.  Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Guizhou Tongjitang Pharmaceutical Co., Ltd., Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante Pharmaceutical Co., Ltd. and Anhui Jingfang Pharmaceutical Co., Ltd., is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi.  In addition to Xianling Gubao, the Company manufactures and markets 35 other modernized traditional Chinese medicine products and 36 western medicines. Please visit www.tongjitang.com for more information.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F, the Company's notice of extraordinary general meeting and proxy statement filed as exhibits to the Schedule 13E-3 transaction statement regarding the proposed merger and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

CONTACT

ICR, LLC
Christine Duan or Ashley M. Ammon
203-682-8200 (Investor Relations)

______________________________

i
As the previously announced disposal of Guizhou Tongjitang Asset Management Company Limited ( “GTAM.”), which holds Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. and a 95% equity interest in Gui Liquor Co., Ltd. for a total cash consideration of RMB 259.3 million closed before December 31, 2010, the results for the periods ended December 31, 2009 and December 31, 2010 reflect GTAM's results as discontinued operations.

ii
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter and year ended December 31, 2010 were made at the noon buying rate on December 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB 6.6000 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.

iii	All references to "shares" are to the Company's ordinary shares. Each of the Company's American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.

Tongjitang Chinese Medicines Company
Condensed Consolidated Statements of Operations
(In thousands, except share and per share data)

	Fourth Quarter Ended December 31			Year Ended December 31
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	141,262	188,777	28,603	446,340	544,523	82,503
Cost of revenues	58,797	83,491	12,650	177,499	242,027	36,671
Gross profit	82,465	105,286	15,953	268,841	302,496	45,832
Advertising expenses	(10,479)	(10,407)	(1,577)	(32,335)	(22,509)	(3,410)
Other selling and marketing expenses	(39,029)	(51,706)	(7,834)	(146,227)	(190,707)	(28,895)
General and administrative expenses	(19,324)	(23,037)	(3,490)	(81,900)	(70,597)	(10,697)
Research and development expenses	(5,880)	(1,381)	(209)	(16,057)	(11,960)	(1,812)
Impairment loss on intangible assets	(4,500)	-		(4,500)	-
Government grant (related to research and development)	232	15	2	232	15	2
Gain on disposal of property, plant and equipment and land use rights	(806)	(84)	(13)	(806)	(50)	(8)
Gain / (loss) from operations	2,679	18,686	2,832	(12,752)	6,688	1,012
Other income (expenses):
Interest income	547	564	85	4,010	1,789	271
Interest expense	(2,129)	(5,658)	(857)	(8,553)	(12,606)	(1,910)
Government grants	1,977	1,680	255	5,554	5,155	781
Investment gain / (loss)	309	(133)	(20)	829	(222)	(34)
Other income / (expenses), net	624	(485)	(73)	6,950	(700)	(106)
Gain / (loss) from continuing operations before income taxes	4,007	14,654	2,222	(3,962)	104	14
Income tax benefit / (expense)	858	(3,295)	(499)	(2,951)	(5,632)	(853)
Gain / (loss) from continuing operations	4,865	11,359	1,723	(6,913)	(5,528)	(839)
Discontinued operations:
(Loss) / gain from discontinued operations, net of tax	(757)	(9,866)	(1,495)	3,122	(17,297)	(2,621)
Gain on disposal of subsidiaries, net of tax	-	11,548	1,750	-	11,548	1,750
Gain / (loss) attributable to the Company	4,108	13,041	1,978	(3,791)	(11,277)	(1,710)

Gain / (loss) from continuing operations per share
Ordinary shares
-Basic	0.05	0.11	0.02	-0.06	-0.05	-0.01
-Diluted	0.05	0.11	0.02	-0.06	-0.05	-0.01

Gain / (loss) from discontinued operations per share
Ordinary shares
-Basic	-0.01	0.02	0.00	0.03	-0.06	-0.01
-Diluted	-0.01	0.02	0.00	0.03	-0.06	-0.01

Gain / (loss) per share
Ordinary shares
-Basic	0.04	0.13	0.02	-0.03	-0.11	-0.02
-Diluted	0.04	0.13	0.02	-0.03	-0.11	-0.02

Shares used in computation of earnings per share
Ordinary shares
-Basic	106,153,483	104,066,526	104,066,526	122,940,745	104,066,526	104,066,526
-Diluted	106,153,483	104,068,383	104,068,383	122,940,745	104,066,526	104,066,526

(Note)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended December 31, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.6 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company
Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)

	Dec. 31	Sept. 30	Dec. 31	Dec. 31
	2009	2010	2010	2010
	RMB	RMB	RMB	US$
				(Note)
ASSETS
Current assets:
Cash and cash equivalents	230,421	244,145	195,055	29,554
Short-term bank deposit	50,000	82,500	92,500	14,015
Notes receivable	62,662	40,523	95,463	14,464
Accounts receivable, net of allowance for doubtful accounts	234,325	212,278	231,485	35,073
Inventories	129,329	135,993	126,229	19,126
Trading securities	1,447	1,291	1,138	172
Prepaid advertising expenses	1,204	1,640	650	98
Receivable on sales of property, plant and equipment	9,320	9,320	9,171	1,390
Other prepaid expenses and current assets, net of allowance for doubtful accounts	25,675	87,424	304,726	46,171
Deferred tax assets	5,886	4,830	8,947	1,356
Current assets held for sale	321,161	555,359	-	-
Total current assets	1,071,430	1,375,303	1,065,364	161,419

Property, plant and equipment, net	123,537	114,271	111,223	16,852
Land use rights, net	21,456	21,014	39,551	5,993
Deposit for acquisition of a subsidiary	120,599	-	-	-
Deposits for acquisition of property, plant and equipment, and intangible assets	2,707	21,373	1,979	300
Deferred tax assets	2,809	3,470	2,931	444
Long-term other assets	1,000	1,000	1,000	152
Acquired intangible assets, net	27,592	24,413	22,996	3,484
Goodwill	2,345	2,345	2,345	355
Receivable on sales of property, plant and equipment	9,170	2,180	-	-

Total assets	1,382,645	1,565,369	1,247,389	188,999

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	(101,100)	(138,100)	(148,100)	(22,439)
Accounts payable	(22,580)	(25,510)	(33,591)	(5,090)
Accrued expenses and other current liabilities	(208,223)	(160,836)	(117,322)	(17,776)
Income taxes payable	(3,193)	(474)	(2,831)	(429)
Unrecognized tax benefit	(937)	(989)	(3,407)	(516)
Amounts due to related parties	(900)	(900)	(900)	(136)
Current liabilities held for sale	(46,253)	(297,489)	-	-
Total current liabilities	(383,186)	(624,298)	(306,151)	(46,386)
Long-term bank loans	(50,000)	(15,000)	(5,000)	(758)
Deferred tax liabilities	(11,868)	(13,761)	(14,142)	(2,143)
Total liabilities	(445,054)	(653,059)	(325,293)	(49,287)

Total shareholders' equity attributable to the Company	(937,591)	(910,873)	(922,096)	(139,712)

Non-controlling interest	-	(1,437)	-	-

Total equity	(937,591)	(912,310)	(922,096)	(139,712)

Total liabilities and equity	(1,382,645)	(1,565,369)	(1,247,389)	(188,999)

(Note)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended December 31, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.6 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company
Reconciliation of GAAP to Non-GAAP
(In thousands, except share and per share data)

	Fourth Quarter Ended December 31			Year Ended December 31
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
GAAP net gain / (loss)	4,108	13,041	1,978	(3,791)	(11,277)	(1,710)
Share-based compensation expenses (Note 2)	1,599	(564)	(85)	5,799	(274)	(42)
Loss / (gain) from discontinued operations, net of tax	757	9,866	1,495	(3,122)	17,297	2,621
Gain on disposal of subsidiaries, net of tax	-	(11,548)	(1,750)	-	(11,548)	(1,750)
Depreciation and amortisation	7,617	6,481	982	22,970	21,086	3,195
Interest (income) expense, net	1,582	5,094	772	4,543	10,817	1,639
Income taxes (benefit) / expense	(858)	3,295	499	2,951	5,632	853

Non-GAAP adjusted EBITDA	14,805	25,665	3,891	29,350	31,733	4,806

GAAP net loss per share
Ordinary shares
-Basic	0.04	0.13	0.02	-0.03	-0.11	-0.02
-Diluted	0.04	0.13	0.02	-0.03	-0.11	-0.02

Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	0.14	0.25	0.04	0.24	0.30	0.05
-Diluted	0.14	0.25	0.04	0.24	0.30	0.05

Shares used in computation of GAAP net loss per share / Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	106,153,483	104,066,526	104,066,526	122,940,745	104,066,526	104,066,526
-Diluted	106,153,483	104,068,383	104,068,383	122,940,745	104,066,526	104,066,526

(Note 1)
The condensed consolidated financial statements and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended December 31, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.6 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(Note 2)
Share-based compensation expenses recorded in accordance to ASC subtopic 718-10 ("ASC 718-10"), Compensation - Stock Compensation: Overall (Pre-codification: SFAS No.123(R), Share-Based Payment) are as follows:

	Fourth Quarter Ended December 31			Year Ended December 31
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
General and administrative expenses	1,599	(564)	(85)	5,799	(274)	(42)